Exhibit 99.1

Cascades improves profitability in 2006

Kingsey Falls, Québec, February 22, 2007 —   For the fiscal year ended December 31, 2006, Cascades Inc. (Symbol: CAS-TSX) reports net earnings of $3 million ($0.04 per share) compared to a net loss of $97 million ($1.19 per share) for the same period in 2005. When excluding specific items1 net earnings amount to $52 million ($0.64 per share) compared to net earnings of $6 million ($0.07 per share) in 2005. Sales increased 3% to $3.4 billion from $3.3 billion in 2005.

For the fourth quarter ended December 31 2006, the net loss amounted to $46 million ($0.56 per share) compared to a net loss of $104 million ($1.28 per share) for the fourth quarter ended December 31, 2005. When excluding specific items1 net earnings for the fourth quarter of 2006 amounted to of $13 million ($0.16 per share) compared to net earnings of $1 million ($0.01 per share) for the same quarter in 2005.

Selected consolidated information (in millions of Canadian dollars, except per share amount)	2006	2005	Q4/2006	Q4/2005	Q3/2006

Sales	3 403	3 308	876	810	868
Operating income before depreciation and amortization (OIBD)(1)	244	199	13	7	75
Operating income (loss) from continuing operations	81	27	(28)	(34)	34
Net earnings (loss)	3	(97)	(46)	(104)	10
per common share	$0.04	$(1.19)	$(0.56)	$(1.28)	$0.12
Cash flow from operations from continuing operations(1)	182	156	35	34	53
per common share(1)	$2.25	$1.92	$0.43	$0.42	$0.66

Excluding specific items(1)
Operating income before depreciation and amortization (OIBD)	316	262	81	61	82
Operating income from continuing operations	153	90	40	20	41
Net earnings	52	6	13	1	17
per common share	$0.64	$0.07	$0.16	$0.01	$0.21
Cash flow from operations from continuing operations	195	169	43	42	57
per common share	$2.41	$2.08	$0.53	$0.52	$0.71

Note 1 - see the supplemental information on non-GAAP measures note.

2006 Business highlights (compared to 2005)

•                  Improved results in both packaging and tissue compared to 2005 due for the most part to:

•                  Higher shipments and prices combined with lower energy and depreciation expenses;

•                  A particular emphasis on under-performing assets and overall cost control.

•                  Important modification of our asset base through:

•                  The closure/ divestiture of non-core assets;

•                  Selective acquisitions in the United-States which will  increase our overall competitiveness;

•                  The acquisition, at the end of 2006, of the remaining 50% of Norampac, financed through a combination of debt and equity.

•                  Reduction of our greenhouse gas emissions by 125,000 tonnes in 2006 (-10%).

Commenting on the yearly results, Mr. Alain Lemaire, President and Chief Executive Officer stated: “We are pleased with these results given we were able to prevail through a most challenging time, one of the most difficult we’ve ever experienced, characterized by increasing foreign competition, rising fiber costs and very volatile energy prices. We very much rely on the efforts of our employees in pursuing the realization of our strategic plan. They are the reason behind our success in significantly improving our earnings and cash-flows and they are the ones which will allow us to better address  tomorrow’s challenges.”

Three-month period ended December 31, 2006

As a result of recent business acquisitions, better selling prices and shipments, sales increased by 8% during the fourth quarter of 2006, amounting to $876 million compared with $810 million for the same period last year. Operating losses amounted to $28 million for the period compared to operating losses of $34 million for the same quarter last year.

Operating income from continuing operations excluding specific items amounted to $40 million and excludes the following items; a $40 million pre-tax amount representing the impairment charge on certain assets of the Red Rock (Ontario) containerboard mill, a $12 million pre-tax amount representing severance and other benefits payable to departing employees and a $14 million pre-tax amount representing an impairment charge of the company’s sole North-American sawmill assets (Scierie Lemay). In addition, the 2006 fourth quarter operating results also include a $3 million pre-tax amount representing a refund of countervailing and anti-dumping duties in relation to the Scierie Lemay operations and a $3 million positive adjustment of post-retirement benefits. Net earnings for the fourth quarter are also impacted by an additional income tax provision following the Norampac acquisition.

Outlook

Mr. Alain Lemaire, President and Chief Executive Officer added: “We continue to remain cautious in regards to our expectations for the next few months, given the volatility of energy prices and the recently observed upward trend in fiber prices. We however intend to continue building a stronger Cascades, by focusing our efforts on the successful integration of recent acquisitions, maintaining our focus on less-performing assets and deleveraging our balance sheet. We also intend to remain opportunistic in regards to potential value-added acquisitions in our core segments of packaging and tissue”

Dividend on Common Shares and normal course issuer bid

The Board of Cascades declared a quarterly dividend of $0.04 per share to be paid March 19, 2007 to shareholders of record at the close of business on March 5, 2007. Pursuant to its normal course issuer bid, the Company purchased during the fourth quarter 179,700 of its common shares for a total of 284,500 shares purchased for the whole calendar year.

Supplemental information on non-GAAP measures

Operating income, cash flow from operations and cash flow from operations per share are not measures of performance under Canadian GAAP. The Company includes operating income, cash flow from operations and cash flow from operations per share because they are measures used by management to assess the operating and financial performance of the Company’s operating segments. Additionally, the Company believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income, cash flow from operations and cash flow from operations per share does not represent, and should not be used as a substitute for net earnings or cash flows from operating activities as determined in accordance with Canadian GAAP, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income, cash flow from operations and cash flow from operations per share may differ from those of other companies. Cash flow from operations is defined as cash flow from operating activities as determined in accordance with Canadian GAAP excluding the change in working capital components and cash flow from operations per share is determined by dividing cash flow from operations by the weighted average number of common shares of the period.

Operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items, cash flow from operations excluding specific items and cash flow from operations per share excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that have adversely or positively affected its GAAP measures, and that the above mentioned non-GAAP measures provide investors with a measure of performance  with which to compare its results between periods without regard to these specific items. The Company’s measures excluding specific items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Specific items are defined to include charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gains or losses on sale of business unit, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gains or losses on long-term debt and other significant items of an unusual or non-recurring nature.

Net earnings (loss), which is a performance measure defined by Canadian GAAP is reconciled below to operating income, operating income excluding specific items and operating income before depreciation and amortization excluding specific items :

(in millions of Canadian dollars)	2006	2005	Q4/2006	Q4/2005	Q3/2006

Net earnings (loss)	3	(97)	(46)	(104)	10
Net loss from discontinued operations	5	74	1	66	—
Share of results of significantly influenced companies	(8)	(7)	(2)	(4)	(2)
Provision for (recovery of) income taxes	(1)	(9)	(14)	(13)	5
Foreign exchange loss (gain) on long-term debt	—	(10)	14	2	—
Gain on financial derivative instruments	—	(2)	—	—	—
Interest expense	82	78	19	19	21

Operating income	81	27	(28)	(34)	34
Specific items :
Unusual gains	(4)	(10)	—	—	(4)
Impairment loss on property, plant and equipment	61	47	54	39	7
Closure and restructuring costs	20	18	12	12	4
Unrealized loss (gain) on commodity derivative financial instruments	(5)	8	2	3	—
	72	63	68	54	7

Operating income - excluding specific items	153	90	40	20	41

Depreciation and amortization	163	172	41	41	41

Operating income before depreciation and amortization - excluding specific items	316	262	81	61	82

Supplemental information on non-GAAP measures (cont’d)

The following table reconciles net earnings (loss) and net earnings (loss) per share to net earnings excluding specific items and net earnings per share excluding specific items:

(in millions of Canadian dollars, except amount per share)	Net earnings (loss)					Net earnings (loss) per share (1)
	2006	2005	Q4/2006	Q4/2005	Q3/2006	2006	2005	Q4/2006	Q4/2005	Q3/2006

As per GAAP	3	(97)	(46)	(104)	10	$0.04	$(1.19)	$(0.56)	$(1.28)	0.12
Specific items:
Unusual gains	(4)	(10)	—	—	(4)	$(0.02)	$(0.10)	$—	$—	$(0.02)
Impairment loss on property, plant and equipment	61	47	54	39	7	$0.54	$0.39	$0.46	$0.32	$0.08
Closure and restructuring costs	20	18	12	12	4	$0.18	$0.15	$0.11	$0.10	$0.04
Unrealized loss (gain) on commodity derivative financial instruments	(5)	8	2	3	—	$(0.05)	$0.07	$0.01	$0.03	$—
Gain on financial derivative instruments	—	(2)	—	—	—	$—	$(0.03)	$—	$—	$—
Foreign exchange loss (gain) on long-term debt	—	(10)	14	2	—	$(0.02)	$(0.10)	$0.14	$0.02	($0.01)
Included in discontinued operations	4	96	1	89	—	$0.03	$0.83	$—	$0.77	$—
Adjustment of statutory tax rate	(5)	4	—	4	—	$(0.06)	$0.05	$—	$0.05	$—
Tax effect on specific items	(22)	(48)	(24)	(44)	—			—	—	—
	49	103	59	105	7	$0.60	$1.26	$0.72	$1.29	$0.09

Excluding specific items	52	6	13	1	17	$0.64	$0.07	$0.16	$0.01	$0.21

Note 1 - specific amounts per share are calculated on an after-tax basis.

The following table reconciles cash flow from operations and cash flow from operations per share to cash flow from operations excluding specific items and cash flow from operations per share excluding specific items:

(in millions of dollars, except amounts per share)	Cash flow from operations					Cash flow from operations per share
	2006	2005	Q4/2006	Q4/2005	Q3/2006	2006	2005	Q4/2006	Q4/2005	Q3/2006
Cash flow provided by operating activities	213	124	107	106	67
Changes in non-cash working capital components	(31)	32	(72)	(72)	(14)
Cash flow from operations	182	156	35	34	53	$2.25	$1.92	$0.43	$0.42	$0.66
Specific items :
Closure and restructuring costs, net of current income	13	13	8	8	4	$0.16	$0.16	$0.10	$0.10	$0.05
Excluding specific items	195	169	43	42	57	$2.41	$2.08	$0.53	$0.52	$0.71

Founded in 1964, Cascades produces, transforms and markets packaging and tissue products  composed mainly of recycled fibres. Cascades employs close to 14 000 employees who work in more than 100 modern and flexible production units located in North -America and Europe. Cascades’ management philosophy, its more than 40 years of experience in recycling, its continued efforts in research and development are strengths which enable the company to create new products for its customers. The Cascades shares trade on the Toronto stock exchange under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations.  The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings.

For further information: MEDIA Mr. Hubert Bolduc Vice-President, Communications and Public Affairs (514) 912-3790 INVESTORS Mr. Marc Jasmin, C.M.A. Director, Investor relations (514) 282-2681	Source: Mr. Christian Dubé Vice-President and Chief Financial Officer

Consolidated Balance Sheets
(in millions of Canadian dollars)

		As at December 31,	As at December 31,
	Note	2006	2005
		(unaudited)
Assets
Current assets
Cash and cash equivalents		34	43
Accounts receivable		650	545
Inventories		548	537
		1,232	1,125
Property, plant and equipment		2,063	1,562
Other assets	7	303	233
Goodwill		349	126
		3,947	3,046

Liabilities and shareholders’ equity

Current liabilities
Bank loans and advances		42	44
Accounts payable and accrued liabilities		607	543
Current portion of long-term debt	8	9	8
		658	595
Long-term debt	8	1,657	1,289
Other liabilities	9	475	265
		2,790	2,149

Shareholders’ equity
Capital stock	12	517	264
Retained earnings		649	669
Cumulative translation adjustments		(9)	(36)
		1,157	897
		3,947	3,046

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Consolidated Statements of Earnings
(in millions of Canadian dollars, except per share amounts)
(unaudited)

			For the 3-month periods ended December 31,		For the years ended December 31,
	Note		2006	2005	2006	2005
				(note 2)		(note 2)

Sales			876	810	3,403	3,308
Cost of sales and expenses
Cost of sales (exclusive of depreciation and amortization shown below)	11		716	675	2,777	2,735
Depreciation and amortization			41	41	163	172
Selling and administrative expenses			79	72	308	309
Impairment loss on property, plant and equipement	3, 4		54	39	61	47
Closure and restructuring costs	4		12	12	20	18
Loss (gain) on commodity derivative financial instruments	5		2	5	(3)	10
Unusual gains	6	(b)	—	—	(4)	(10)
			904	844	3,322	3,281
Operating income (loss) from continuing operations			(28)	(34)	81	27

Interest expense			19	19	82	78
Gain on derivative financial instruments			—	—	—	(2)
Foreign exchange loss (gain) on long-term debt			14	2	—	(10)
			(61)	(55)	(1)	(39)
Recovery of income taxes			(14)	(13)	(1)	(9)
Share of results of significantly influenced companies			(2)	(4)	(8)	(7)
Net earnings (loss) from continuing operations			(45)	(38)	8	(23)
Net loss from discontinued operations	2		(1)	(66)	(5)	(74)
Net earnings (loss) for the period			(46)	(104)	3	(97)
Basic and diluted net earnings (loss) from continuing operations per common share			($0.55)	($0.47)	$0.10	($0.28)
Basic and diluted net earnings (loss) per common share			($0.56)	($1.28)	$0.04	($1.19)
Weighted average number of common shares outstanding			81,358,735	80,831,795	80,941,603	81,136,576

Consolidated Statement of Retained Earnings
(in millions of Canadian dollars)
(unaudited)

	For the 3-month periods ended December 31,		For the years ended December 31,
	2006	2005	2006	2005

Balance - beginning of period	707	776	669	783
Net earnings (loss) for the period	(46)	(104)	3	(97)
Dividends	(3)	(3)	(13)	(13)
Excess of redemption price over paid-up capital	(2)	—	(3)	(4)
Share issue cost, net of related income tax	(7)	—	(7)	—
Balance - end of period	649	669	649	669

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Consolidated Statements of Cash Flows
(in millions of Canadian dollars)
(unaudited)

			For the 3-month periods ended December 31,		For the years ended December 31,
	Note		2006	2005	2006	2005
				(note 2)		(note 2)
OPERATING ACTIVITIES FROM CONTINUING OPERATIONS
Net earnings (loss) from continuing operations			(45)	(38)	8	(23)
Adjustments for
Depreciation and amortization			41	41	163	172
Impairment loss on property, plant and equipement			54	39	61	47
Closure and restructuring costs			3	4	3	5
Unrealized loss (gain) on commodity derivative financial instruments	5		2	4	(5)	9
Amortization of transitional deferred unrealized gain	5		—	(1)	—	(1)
Unusual gains			—	—	(4)	(10)
Foreign exchange loss (gain) on long-term debt			14	2	—	(10)
Future income taxes			(26)	(13)	(35)	(30)
Share of results of significantly influenced companies			(2)	(4)	(8)	(7)
Others			(6)	—	(1)	4
			35	34	182	156

Change in non-cash working capital components			72	72	31	(32)
			107	106	213	124
INVESTING ACTIVITIES FROM CONTINUING OPERATIONS
Purchase of property, plant and equipment			(35)	(30)	(110)	(120)
Proceed from disposal of property, plant and equipment			—	—	—	19
Purchase of other assets			—	(3)	(10)	(14)
Business acquisitions, net of cash acquired	6	(a)	(542)	(44)	(572)	(52)
Business disposals, net of cash disposed	6	(b)	—	—	8	—
			(577)	(77)	(684)	(167)
FINANCING ACTIVITIES FROM CONTINUING OPERATIONS
Bank loans and advances			(12)	5	(4)	(2)
Change in revolving credit facilities, net of related expenses			252	6	186	159
Increase in other long-term debt			—	3	2	4
Payments of other long-term debt			(2)	(7)	(10)	(71)
Net proceeds from issuance of common shares and others			241	—	242	—
Redemption of common shares	12		(3)	—	(4)	(6)
Dividends			(3)	(3)	(13)	(13)
			473	4	399	71
Change in cash and cash equivalents during the period from continuing operations			3	33	(72)	28
Change in cash and cash equivalents from discontinued operations, including proceeds on disposal	2		6	(27)	62	(12)

Change in cash and cash equivalents during the period			9	6	(10)	16
Translation adjustments on cash and cash equivalents			2	—	1	(3)
Cash and cash equivalents - Beginning of period			23	37	43	30

Cash and cash equivalents - End of period			34	43	34	43

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Notes to Interim Consolidated Financial Statements
(tabular amounts in millions of Canadian dollars, except amount per share)
(unaudited)

NOTE 1 - ACCOUNTING POLICIES

These unaudited interim consolidated financial statements and the notes thereto have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with the exception that they do not conform in all material respects to the requirement of GAAP for annual financial statements.  These financial statements should be read in conjunction with the most recent annual financial statements of the Company as they have been prepared using the same accounting policies. The Company refers to Cascades Inc., its subsidiaries and its joint-venture, including the share (50%) of Norampac–Inc. results until December 29, 2006.

NOTE 2 - DISCONTINUED OPERATIONS

During the fourth quarter of 2004, the Company decided to initiate a divestiture plan for its Fine papers and Tissue distribution activities. These divestitures were realized in February 2006 (see note 6b) and March 2005 respectively. In addition, the Company ceased its operations at its Fine papers Thunder Bay, Ontario mill on January 21, 2006. Consequently, the assets, liabilities, earnings and cash flows from these activities for the current period and for all comparative periods, are classified as discontinued operations. The comparative financial information of 2005 has been restated to reflect this change. Financial information relating to these discontinued operations is as follows:

	December 31,	December 31,
	2006	2005
Condensed balance sheet
Current assets	—	117
Long-term assets	—	5
Current liabilities	—	50

	For the 3-month periods ended December 31,		For the years ended December 31,
	2006	2005	2006	2005
Condensed statement of earnings
Sales	—	125	78	554
Operating loss (1)	(1)	(91)	(6)	(98)
Interest expense	—	2	1	7
Recovery of income taxes	—	(27)	(2)	(31)
Net loss from discountinued operations	(1)	(66)	(5)	(74)
Net loss per share from discountinued operations	$(0.01)	$(0.81)	$(0.06)	$(0.91)

Condensed statement of cash flows
Cash flows from operating activities	(3)	(26)	(24)	(24)
Cash flows from investing activities (note 6 b))	9	(1)	86	13
Cash flows from financing activities	—	—	—	(1)

(1)             Includes a loss on property, plant and equipment and a provision for restructuring and closure costs for an amount of $4 million in 2006 and $96 million in 2005.

Notes to Interim Consolidated Financial Statements
(tabular amounts in millions of Canadian dollars, except amount per share)
(unaudited)

NOTE 3 - MEASUREMENT UNCERTAINTY

The Company evaluates the net book value of its long-lived assets when events or changes in circumstances indicate that the net book value of the assets may not be recoverable. To evaluate long-lived assets, the Company determines if the undiscounted future cash flows from operating activities exceed the net book value of the assets at the valuation date. Estimates of future cash flows and fair value are based on judgment and could change.

a) On June 29, 2006, the Company announced that it ceased operations at its FjordCell pulp mill of the Boxboard group for an indefinite period of time. The business environment which has been marked by a strong appreciation of the Canadian dollar compared to the US dollar as well as high wood and energy costs dictates this course of action. The Company is monitoring the situation closely and is committed to re-evaluating the situation should conditions affecting operating costs, the exchange rate and the selling price improve. Given this indefinite period of closure, the uncertainty of the operating cost and the impairment test performed, no impairment charge was recorded on the net book value of the property, plant and equipment, which stood at $45 million as at December 31, 2006.

b) On August 30, 2006, the Company announced that it ceased operations at its Red Rock, Ontario containerboard mill for an indefinite period of time due to unfavorable economic factors such as high fiber supply and energy costs and the strong appreciation of the Canadian dollar compared to the US dollar. Production ceased on October 3, 2006. During the fourth quarter of 2006, closure and restructuring costs were recorded in the amount of $11 million. Considering the result of the impairment test performed by the Company on the assets of Red Rock as of December 31, 2006, an impairment charge was recorded on the net book value of the property, plant and equipment for an amount of $40 million.

c) On October 6, 2006, the Company announced the temporary shut down of the Scierie Lemay sawmill of the Boxboard Group due to the conditions prevailing in the lumber market. During the fourth quarter of 2006, an impairment charge in the amount of $14 million was recorded to bring the net book value of the property, plant and equipment and other assets to their estimated net realizable value .

NOTE 4 - CLOSURE AND RESTRUCTURING COSTS

In 2005 and 2006, the Company announced the permanent or temporary shutdown of certains operating units and production equipment. Following these closures, the Company recorded, in 2006, additional restructuring and closure costs related to the boxboard segment for $2 million, the containerboard segment for $12 million and to the Fine papers activities for $7 million ($4 million of which is included in discountinued operations and $3 million in the Specialty Products segment).

On August 24, 2006, the Company announced the permanent shut down of one of its specialty board mill located in France of the Specialty Products Group. The Company thus recorded an impairment loss on property, plant and equipment of $7 million and closure and restructuring costs of $3 million.

The following table provides a reconciliation of all closure and restructuring cost provisions. It includes the provisions presented as discontinued operations:

	For the 3-month periods ended December 31,		For the years ended December 31,
	2006	2005	2006	2005

Balance at beginning of period	34	8	55	—
Additionnal provision
Severance and pension liability	13	47	26	57
Write-down of inventories	—	11	(2)	13
Others	—	6	—	6
Non-monetary items	—	(14)	(5)	(16)
Liability assumed from the acquisition of Norampac	8	—	8	—
Payments	(8)	(3)	(35)	(5)

Balance at end of period	47	55	47	55

Notes to Interim Consolidated Financial Statements
(tabular amounts in millions of Canadian dollars, except amount per share)
(unaudited)

NOTE 5 - LOSS (GAIN) ON COMMODITY DERIVATIVE FINANCIAL INSTRUMENTS

	For the 3-month periods ended December 31,		For the years ended December 31,
	2006	2005	2006	2005
Realized loss on commodity derivatives financial instruments	—	2	2	2
Unrealized loss (gain) on commodity derivative financial instruments	2	4	(5)	9
Amortization of transitional deferred unrealized gain under AcG-13	—	(1)	—	(1)
	2	5	(3)	10

NOTE 6 - BUSINESS ACQUISITIONS AND DISPOSALS

a) On April 25, 2006 the Company’s packaging segment announced that it has acquired certain assets from the paperboard division of Simkins Industries «Simkins» located in Ridgefield, New Jersey and in New Haven, Connecticut, for $14 million (US$ 12.5 million). On July 19 and August 7, 2006, the Company’s completed the acquisition of the assets of Caraustar Industries coated recycled boxboard mills located in Sprague, Connecticut and certain assets of Caraustar Industries coated recycled boxboard mills located in Rittman, Ohio for a total purchase price of $18 million (US$ 15 million). The Sprague mill will now operate under the name of Versailles. The Simkins and Rittman mills have been closed by Simkins and Caraustar.

In 2006, the Company finalized the allocation of the purchase price relating to the acquisition of three corrugated plants from SPB Canada in 2005. The purchase price was reduced by $3 million. Accordingly, the amounts disclosed in the table below represent the adjustments required to the allocation prepared in 2005.

On December 29, 2006, the Company acquired the remaining outstanding common shares (50%) of Norampac Inc. held by Domtar  for a total purchase price of $561 million (including $1 million of transaction cost). Norampac is principally a north american manufacturer of containerboard and corrugated products. The balance sheet and results of Norampac are fully consolidated since that date as they were proportionally consolidated prior to the acquisition.

These acquisitions have been accounted for using the purchase method and the accounts and results of operations of these entities have been included in the consolidated financial statements since their respective dates of acquisition. The following allocation of the purchase price to the identifiable assets acquired and liabilities assumed, resulted in a goodwill of $53 million and a reduction of goodwill of $7 million following an adjustment to the SPB acquisition in 2005. The purchase price allocations presented in the table below for the Norampac acquisition have not been completed yet mainly with respect to the identification and valuation of property, plant and equipment and other potential intangible assets.

Acquired company	Simkins	Sprague	SPB	Norampac
Business segment	Packaging	Packaging	Packaging	Packaging	Total

Cash and cash equivalents	—	—	—	18	18
Accounts receivable	—	7	(2)	111	116
Inventory	—	4	—	75	79
Property, plant and equipment	—	18	—	583	601
Other assets	—	—	—	13	13
Customer relationship and client lists	11	—	4	24	39
Goodwill	7	—	(7)	223	223
	18	29	(5)	1,047	1,089
Bank loans and advances	—	—	—	(2)	(2)
Accounts payable and accrued liabilities	—	(6)	—	(92)	(98)
Long-term debt	—	—	—	(182)	(182)
Other liabilities	(4)	(5)	2	(191)	(198)
Non-controlling interest	—	—	—	(19)	(19)
Total consideration paid (received)	14	18	(3)	561	590

Notes to Interim Consolidated Financial Statements

(tabular amounts in millions of Canadian dollars, except amount per share)

(unaudited)

NOTE 6 - BUSINESS ACQUISITIONS AND DISPOSALS

b) On February 28, 2006, the Company sold its Fine papers distribution activities for a total estimated consideration of $86 million. These assets were recorded at their net estimated realizable value at the end of 2005 and an additional adjustment of $1 million was required in 2006 based on the estimated considerations above. On September 7, 2006, the Company disposed of its investment in a joint-venture of its Boxboard Group for a consideration of $11 million (US$10 million) of which $9 million (US$8 million) was received at closing and $2 million (US$2 million) will be received over the next two years. The Company realized a gain of $4 million before income tax of $2 million.

Assets and liabilities at the time of disposal where as follows:

Business segment	Fine papers	Boxboard	Total

Accounts receivable	56	4	60
Inventories	49	3	52
Property, plant and equipment	5	4	9
	110	11	121
Accounts payable and accrued liabilities	(23)	(3)	(26)
Long-term debt	—	(2)	(2)
	87	6	93
Purchase price adjustment and gain on disposal	(1)	4	3
Balance of sale price, classified as receivables	—	(2)	(2)
Total consideration received, net of cash disposed	86	8	94

NOTE 7 - OTHER ASSETS

	December 31,	December 31,
	2006	2005
Investments in significantly influenced companies	107	90
Other investments	12	8
Deferred charges	34	36
Employee future benefits	52	46
Fair value of derivative financial instruments	7	—
Customer relationship and client lists	77	38
Other finite-life intangible assets	14	15
	303	233

NOTE 8 - LONG-TERM DEBT

	December 31,	December 31,
	2006	2005
7.25% and 6.75% unsecured senior notes (US$925 million)	1,078	787
Revolving and term credit facility	557	267
Other debt from subsidiaries	28	30
Other debt from joint ventures	3	213
	1,666	1,297
Current portion	9	8
	1,657	1,289

On December 29, 2006, in connection with the acquisition of the remaining outstanding common shares of Norampac, the Company completed the refinancing of its $875 million (including $325 million of Norampac) credit facility originally put in place in 2005 to provide for new $850 million credit facilities consisting of a $650 million 5-year secured revolving credit facility, a $100 million secured term facility maturing in October 2012, a six-month $100 million senior unsecured revolving credit facility which should be converted into the secured revolving facility in 2007.

Notes to Interim Consolidated Financial Statements

(tabular amounts in millions of Canadian dollars, except amount per share)

(unaudited)

NOTE 9 - OTHER LIABILITIES

	December 31,	December 31,
	2006	2005
Employee future benefits	107	85
Future income taxes	322	160
Unrealized gain on derivative financial instruments	2	6
Legal settlement	11	10
Non-controlling interest	19	—
Other	14	4
	475	265

NOTE 10 - INTERESTS IN JOINT VENTURES

The major components of the interests in joint ventures in the consolidated financial statements are as follow:

The interests in joint ventures include the results and cash flows information of 50% of Norampac Inc. until December 29, 2006.

The Norampac balance sheet information is no longer included in the above table as it is no longer a joint venture.

	December 31,	December 31,
	2006	2005
Consolidated balance sheets
Current assets	33	224
Long-term assets	33	486
Current liabilities	9	101
Long-term debt, net of current portion	2	212
Cash and cash equivalents	5	18
Total assets	66	710
Total debt	4	222

	For the 3-month periods ended December 31,		For the years ended December 31,
	2006	2005	2006	2005
Consolidated statements of earnings
Sales	185	188	757	758
Depreciation and amortization	8	9	33	35
Operating income	25	8	89	57
Interest expense	3	3	14	13
Net earnings (loss)	(21)	(5)	25	14
Consolidated statements of cash flows
Operating activities	30	6	60	44
Investing activities	(5)	(51)	(26)	(68)
Financing activities	(11)	43	(30)	35
Additionnal information
Dividends received by the Company from joint ventures	4	17	22	33

Notes to Interim Consolidated Financial Statements

(tabular amounts in millions of Canadian dollars, except amount per share)

(unaudited)

NOTE 11 - ADDITIONAL INFORMATION

	For the 3-month periods ended December 31,		For the years ended December 31,
	2006	2005	2006	2005

(a) Cost of sales
Foreign exchange gain	—	(1)	—	—

(b) Employee future benefits expenses
Defined benefit pension plans	9	5	18	14
Other employee future benefit plans	(1)	1	5	7
Defined contribution pension plans	1	1	4	4

(c) Supplemental disclosure
Depreciation of property, plant and equipment	39	40	156	167
Amortization of other assets	2	1	7	5
Amortization of deferred financing cost included in interest expense	1	1	4	4
Interest paid	8	8	80	83
Income taxes paid	8	7	10	26

NOTE 12 - CAPITAL STOCK

As at December 31, 2006, the capital stock issued and outstanding consisted of 99,533,654 common shares (80,818,540 as at December 31, 2005).  As at December 31, 2006, 2,315,391 stock options were issued and outstanding (2,115,167 as at December 31, 2005). During the period, 131,229 options were exercised and 85,963 were forfeited. In addition, the Company issued 417,416 options at an exercice price of $11.49.

In 2006, in the normal course of business, the Company renewed its redemption program of a maximum of 4,040,417 common shares with the Toronto Stock Exchange which represents approximately 5% of issued and outstanding common shares. The redemption authorization is valid from March 13, 2006 to March 12, 2007. As of December 31, 2006, the Company redeemed  284,700 common shares under this redemption program for a consideration of approximately $3.7 million.

On December 20, 2006, the Company closed its public offering of 15,095,000 Subscription Receipts at a unit price of $13.25 for a consideration of $200 million. Concurrently, the Company also closed a $50 million private placement of 3,773,585 Subscription Receipts at a price of $13.25 per Subscription Receipt. On December 29, 2006, at the closing of the acquisition of the remaining 50% interest in Norampac, all Subscription Receipts were converted into in an equal number of common shares of the Company.

NOTE 13 - SUBSEQUENT EVENT

On January 25, 2007, The Company announced the sale of its 40% participation in GSD Packaging, LLC, a US food pail manufacturing company, to Rock-Tenn Company. The proceeds of this transaction, which amount to $US 32 million, will be used to reduce debt.

NOTE 14 - CONTINGENCY

Further to discussions with representatives of the Ontario Ministry of the Environment (MOE) - Northern Region, the Company is currently working with them regarding its potential responsibility for  an environmental impact identified at the Company’s  Thunder Bay facility (the “Mill”).  The MOE has requested that the Company look into a management site plan relating to the sediment quality adjacent to the Mill’s lagoon. Several meetings have recently been held with the MOE and the other potentially responsible party (“PRP”), and a study on the sediment quality and potential remediation options has commenced. Although a loss is probable, it is not possible at this time to estimate the Company’s obligation because of the uncertainty surrounding the extent of the environmental impact, the allocation among the PRP the potential remediation alternatives and the concurrence of the MOE.

Selected Segmented Information
(in millions of Canadian dollars)
(unaudited)

Reclassification of selected segmented information
Segmented information for 2005 has been restated to reflect the change in reportable segment of 2006.

	For the 3-month periods ended December 31,		For the years ended December 31,
	2006	2005	2006	2005
		(note 2)		(note 2)
Sales
Packaging products
Boxboard
Manufacturing	201	162	727	684
Converting	193	185	748	717
Eliminations and others	(24)	(15)	(74)	(62)
	370	332	1,401	1,339
Containerboard
Manufacturing	78	75	333	331
Converting	123	120	506	494
Eliminations and others	(55)	(54)	(239)	(220)
	146	141	600	605
Specialty products
Manufacturing	81	80	333	327
Converting	58	54	226	224
Recovery, deinked pulp and eliminations	57	45	214	205
	196	179	773	756

Eliminations	(14)	(19)	(70)	(69)
	698	633	2,704	2,631
Tissue papers
Manufacturing and Converting	182	179	727	708

Eliminations and others	(4)	(2)	(28)	(31)
Consolidated total	876	810	3,403	3,308

Selected Segmented Information
(in millions of Canadian dollars)
(unaudited)

	For the 3-month periods ended December 31,		For the years ended December 31,
	2006	2005	2006	2005
		(note 2)		(note 2)
Operating income (loss) before depreciation and amortization and operating income from continuing operations

Packaging products
Boxboard
Manufacturing	—	(24)	1	(17)
Converting	12	15	62	56
Others	(13)	(6)	(22)	(10)
	(1)	(15)	41	29
Containerboard
Manufacturing	(40)	(9)	(8)	(14)
Converting	10	9	45	46
Others	2	2	7	7
	(28)	2	44	39

Specialty products
Manufacturing	5	(10)	1	(6)
Converting	8	7	30	24
Recovery, deinked pulp and others	5	(4)	17	9
	18	(7)	48	27

	(11)	(20)	133	95
Tissue papers
Manufacturing and Converting	24	26	116	100

Corporate	—	1	(5)	4

Operating income before depreciation and amortization from continuing operations	13	7	244	199

Depreciation and amortization
Boxboard	(17)	(18)	(68)	(75)
Containerboard	(9)	(10)	(38)	(39)
Specialty products	(8)	(5)	(28)	(29)
Tissue papers	(9)	(10)	(37)	(37)
Corporate and eliminations	2	2	8	8
	(41)	(41)	(163)	(172)
Operating income (loss) from continuing operations	(28)	(34)	81	27

Selected Segmented Information (in millions of Canadian dollars) (unaudited)

	For the 3-month periods ended		For the years ended December 31,
	2006	2005	2006	2005
		(note 2)		(note 2)
Purchase of property, plant and equipment
Packaging products
Boxboard
Manufacturing	6	3	10	9
Converting	5	11	24	28
Others	—	—	1	1
	11	14	35	38
Containerboard
Manufacturing	4	5	13	12
Converting	2	2	10	10
Others	—	—	—	3
	6	7	23	25
Specialty products
Manufacturing	4	1	10	9
Converting	2	1	6	5
Recovery, deinked pulp and others	2	1	6	6
	8	3	22	20

	25	24	80	83
Tissue papers
Manufacturing and Converting	11	4	27	33

Corporate	(1)	2	3	4
Consolidated total	35	30	110	120

Additional information (in millions of Canadian dollars, except shipments and share information) (unaudited)

	For the 3-month periods ended		For the years ended December 31,
	2006	2005	2006	2005

Common shares - Toronto Stock Exchange
High	$14.78	$10.61	$14.78	$13.95
Low	$12.14	$7.35	$9.66	$7.35
Volume	12,317,000	5,881,000	31,724,000	23,613,000
Shipments (in thousands)
Packaging products
Manufacturing (s.t.)
Boxboard	272	229	1,007	889
Containerboard	155	174	691	715
Specialty products (paper only)	89	89	367	354
Converting (square feet)
Containerboard	1,650	1,708	6,799	6,868
Tissue papers (s.t.)	107	111	443	425

Supplemental information on non-GAAP measure

Operating income before depreciation and amortization and operating income are not measures of performance under Canadian GAAP. The Company includes operating income before depreciation and amortization and operating income because they are the measures used by management to assess the operating and financial performance of the Company’s operating segments. As well, the Company believes that operating income before depreciation and amortization and operating income provides an additional measure often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization and operating income do not represent, and should not be used as a substitute for net earnings or cash flows from operations as determined in accordance with Canadian GAAP and operating income before depreciation and amortization and operating income are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization and operating income may differ from that of other companies.

Net earnings, which is a performance measure define by Canadian GAAP is reconcilied below to operating income and to operating income before depreciation and amortization:

	For the 3-month periods ended		For the years ended December 31,
	2006	2005	2006	2005

Net earnings (loss) for the period	(46)	(104)	3	(97)
Net loss from discontinued operations	1	66	5	74
Share of results of significantly influenced companies	(2)	(4)	(8)	(7)
Recovery of income taxes	(14)	(13)	(1)	(9)
Foreign exchange loss (gain) on long-term debt	14	2	—	(10)
Gain on derivative financial instruments	—	—	—	(2)
Interest expense	19	19	82	78

Operating income (loss) from continuing operations	(28)	(34)	81	27

Depreciation and amortization	41	41	163	172
Operating income before depreciation and amortization
	13	7	244	199